UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0058
Expires: January 31, 2005
Estimated average burden Hours per response…2.50
SEC FILE NUMBER: 0-30851
CUSIP NUMBER: [25388R109]

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: September 30, 2003

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

AUCXIS CORP
(Full Name of Registrant)

Suite 500-666 Burrard Street
(Address of Principal Executive Office)

Vancouver, British Columbia, Canada, V6C 3P6
(City, State and Zip Code)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant's Quarterly Report on Form 10-QSB for the nine (9) months ended September 30, 2003 could not be filed within the prescribed time period because the Registrant had not finalized all of its accounting matters. Due to the de-consolidation of a subsidiary certain adjustments were required to ensure proper current and comparative balances. Due to the methods used by previous management in preparation of previous financial statements, the adjustments have proven to be very time consuming.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Dennis Petke	604	639-3109
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes    ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AUCXIS CORP.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2003	By: /s/ Dennis Petke Dennis Petke